          PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED NOVEMBER 20, 2000

                               10,000,000 Shares

                                [NISOURCE LOGO]

                                 NISOURCE INC.

                                  Common Stock

                               ------------------

     Our common stock is listed on The New York Stock Exchange under the trading symbol "NI." The last reported sale price on November 30, 2000 was $25 11/16 per share.

     The underwriters have a 30-day option to purchase a maximum of 1,500,000 additional shares to cover over-allotments of shares.

                                                                      UNDERWRITING
                                                         PRICE TO     DISCOUNTS AND   PROCEEDS TO
                                                          PUBLIC       COMMISSIONS      NISOURCE
                                                       ------------   -------------   ------------
Per Share............................................        $25.25         $0.82           $24.43
Total................................................  $252,500,000    $8,200,000     $244,300,000

     Delivery of the shares of common stock will be made on or about December 6, 2000.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

CREDIT SUISSE FIRST BOSTON                                   MERRILL LYNCH & CO.

          The date of this prospectus supplement is November 30, 2000.

[A diagram of the eastern half of the United States, showing the "energy corridor" extending from the supply areas in the Gulf Coast through the consumption centers in the Midwest, Mid-Atlantic and Northeast.]

NISOURCE

o Largest gas distribution company east of the Rockies

o Second largest U.S. underground gas storage network

o Fourth largest U.S. interstate gas pipeline company

o 3.6 million gas and electric customers in nine states

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                         PAGE
                                         ----
ABOUT THIS PROSPECTUS SUPPLEMENT.......   S-1
SUMMARY................................   S-2
USE OF PROCEEDS........................   S-4
SELECTED HISTORICAL CONSOLIDATED
  FINANCIAL INFORMATION................   S-5

                                         PAGE
                                         ----
SELECTED UNAUDITED PROFORMA COMBINED
  FINANCIAL INFORMATION................   S-7
UNDERWRITING...........................   S-8
NOTICE TO CANADIAN RESIDENTS...........  S-10
LEGAL MATTERS..........................  S-10
EXPERTS................................  S-11

                                   PROSPECTUS

ABOUT THIS PROSPECTUS...................    1
WHERE YOU CAN FIND MORE INFORMATION.....    1
FORWARD-LOOKING STATEMENTS..............    3
NISOURCE INC. ..........................    4
NISOURCE FINANCE CORP...................    6
USE OF PROCEEDS.........................    6
RATIOS OF EARNINGS TO FIXED CHARGES.....    7
DESCRIPTION OF CAPITAL STOCK............    8
DESCRIPTION OF THE DEBT SECURITIES......   11
PLAN OF DISTRIBUTION....................   21
LEGAL OPINIONS..........................   22
EXPERTS.................................   22

                            ------------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                        ABOUT THIS PROSPECTUS SUPPLEMENT

     This document is in two parts. The first is this prospectus supplement, which describes the specific terms of this common stock offering. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering.

     If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

                                    SUMMARY

     This summary highlights certain information appearing elsewhere in this document. This summary is not complete and does not contain all of the information that you should consider before purchasing the common stock. Unless the context requires otherwise, references to "we," "us" or "our" refer collectively to NiSource and its subsidiaries.

                                    NiSOURCE

     Overview. NiSource is a super-regional energy holding company that provides natural gas, electricity and other products and services to 3.6 million customers located within the energy corridor that runs from the Gulf Coast through the Midwest to New England. On November 1, 2000, NiSource completed its acquisition of Columbia Energy Group for aggregate consideration of approximately $6 billion, with 30% of the consideration paid in common stock and 70% of the consideration paid in cash and SAILS(SM)* (units each consisting of a zero coupon debt security coupled with a forward equity contract). NiSource also assumed approximately $2 billion in Columbia debt.

     As a result of the acquisition, NiSource is the largest natural gas distribution company, as measured by number of customers, operating east of the Rocky Mountains. NiSource's principal subsidiaries include the Columbia Energy Group, a vertically-integrated natural gas distribution, transmission, storage and exploration and production holding company whose subsidiaries provide service to customers in the Midwest, the Mid-Atlantic and the Northeast; Northern Indiana Public Service Company, a vertically-integrated gas and electric company providing service to customers in northern Indiana; and Bay State Gas Company, a natural gas distribution company serving customers in New England. NiSource's business lines include:

     - natural gas distribution;

     - natural gas transmission and storage;

     - exploration and production;

     - electric operations; and

     - growth products and services.

     Strategy. NiSource is focused on becoming the premier energy company serving customers throughout the energy-intensive corridor that extends from the supply areas in the Gulf Coast through the consumption centers in the Midwest, Mid-Atlantic and Northeast. This corridor is home to 30% of the nation's population and 40% of its energy consumption. NiSource believes natural gas will be the fuel of choice to meet the corridor's growing energy needs. The merger with Columbia furthers our strategy by combining NiSource's natural gas distribution assets in Indiana and New England with Columbia's natural gas distribution, storage and exploration and production assets in Ohio, the Mid-Atlantic and Appalachia and Columbia's interstate transmission assets.

     Gas Distribution. NiSource is the second largest natural gas distribution company in the U.S., as measured by throughput, delivering on average more than
2.3 billion cubic feet per day to its customers. NiSource provides natural gas delivery service to more than 3.2 million customers in nine states.

     Gas Transmission and Storage. NiSource is one of the largest natural gas transportation companies in the U.S. NiSource owns and operates more than 16,500 miles of natural gas transmission lines that serve customers located primarily in sixteen states and the District of Columbia. NiSource's pipeline assets are integrated with approximately 670 billion cubic feet of underground storage capacity, one of the largest underground natural gas storage networks in the U.S.

---------------

* "SAILS(SM)" and "Stock Appreciation Income Linked Securities(SM)" are service marks of Credit Suisse First Boston Corporation.

     Exploration and Production. NiSource owns nearly 1 trillion cubic feet equivalent of proven natural gas reserves, located primarily within the Appalachian region as well as Canada. NiSource controls over 6,000 miles of natural gas gathering facilities, most of which connect with NiSource's transmission facilities.

     Electric Operations. NiSource provides electric generation, transmission and distribution service to approximately 426,000 customers in northern Indiana. NiSource owns and operates approximately 3,400 megawatts of relatively low-cost installed electric generation capacity, fueled primarily by coal.

     Growth Products and Services. NiSource works with industrial customers on inside-the-fence cogeneration facilities located primarily in the Midwest. NiSource is engaged in the development and commercialization of distributed generation technologies, including fuel cells and microturbines. NiSource also provides energy marketing and risk management services to utilities and other customers. NiSource is currently constructing a 260 mile dark fiber telecommunications network from Washington D.C. to New York City. NiSource also provides water to customers in Indianapolis, Indiana, and surrounding areas.

     Non-Core Divestitures. In connection with the Columbia acquisition, NiSource has sold or is divesting certain businesses judged to be non-core to NiSource's energy strategy. Subsequent to the announcement of the Columbia acquisition, NiSource sold Market Hub Partners, which owns and operates salt cavern gas storage facilities in Texas and Louisiana, and Columbia completed the divestiture of its interest in the Cove Point LNG facilities, its retail electric supply business and four qualifying facility power plants. Columbia recently announced a definitive agreement for the sale of its electric generation business, and NiSource announced a definitive agreement to sell its Miller Pipeline subsidiary. After-tax proceeds from these asset sales are expected to total approximately $640 million. NiSource is pursuing the sale of Columbia's propane and petroleum and other smaller non-core businesses. As part of the SEC order approving the Columbia merger, NiSource has been ordered to divest its water utility business by November 2003.

     NiSource is a registered holding company under the Public Utility Holding Company Act of 1935. NiSource's principal executive offices are located at 801 East 86th Avenue, Merrillville, Indiana 46410, and its telephone number is (219) 853-5200.

                                  THE OFFERING

Common stock offered..........   10,000,000 shares

Common stock to be outstanding
after the offering............   203,833,281 shares (205,333,281 shares if the
                                 over-allotment option is exercised in full)

Use of proceeds...............   We will use the net proceeds from the sale of
                                 common stock to repay short-term borrowings incurred in NiSource's November 2000 acquisition of Columbia Energy Group

New York Stock Exchange
symbol........................   NI

                                USE OF PROCEEDS

     Our net proceeds from the sale of the 10,000,000 shares of our common stock in this offering (after deducting underwriting discounts and commissions and estimated offering expenses payable by us) will be $244,235,000 ($280,880,000 if the underwriters' over-allotment option in this offering is exercised in full). We expect to use the net proceeds from the offering to repay short-term borrowings incurred in our November 2000 acquisition of Columbia Energy Group.

                        SELECTED HISTORICAL CONSOLIDATED
                             FINANCIAL INFORMATION

     We are providing the following financial information about NiSource's corporate predecessors to aid you in your analysis of NiSource after the acquisition of Columbia Energy Group. This information is only a summary, and you should read it together with the historical consolidated financial statements of NiSource Inc. (incorporated in Indiana) and Columbia Energy Group and the related notes incorporated by reference in this document. See "Where You Can Find More Information" in the accompanying prospectus.

                    NISOURCE INC. (INDIANA) AND SUBSIDIARIES

                                                      TWELVE MONTHS
                                                          ENDED          YEAR ENDED DECEMBER 31,
                                                      SEPTEMBER 30,   ------------------------------
                                                          2000          1999       1998       1997
                                                      -------------   --------   --------   --------
                                                                     ($ IN MILLIONS)
INCOME STATEMENT DATA
Operating revenues..................................    $3,880.8      $3,144.6   $2,932.8   $2,586.5
Operating income....................................    $  490.3      $  461.5   $  421.5   $  410.6
Net income from continuing operations...............    $  188.0      $  160.4   $  193.9   $  190.8
CASH FLOW INFORMATION
EBITDA(a)...........................................    $  826.4      $  772.9   $  678.0   $  660.4
Cash interest, net of amounts capitalized...........    $  190.4      $  160.1   $  118.1   $  102.4
Capital expenditures................................    $  313.0      $  341.3   $  245.8   $  218.9
Cash flow from operations...........................    $  322.6      $  453.0   $  484.1   $  434.6

                                                                              AS OF
                                                           AS OF          DECEMBER 31,
                                                       SEPTEMBER 30,   -------------------
                                                           2000          1999       1998
                                                       -------------   --------   --------
                                                                 ($ IN MILLIONS)
BALANCE SHEET DATA
Total assets.........................................    $7,084.2      $6,835.2   $4,986.5
Short-term debt......................................    $  838.0      $  853.0   $  417.8
Capitalization:
  Long-term debt.....................................    $1,737.3      $1,975.2   $1,668.0
  Company-obligated mandatorily redeemable preferred
     securities of subsidiary trust (PIES)...........       345.0         345.0         --
  Preferred stock of subsidiaries....................       135.8         139.6      142.0
  Common shareholders equity.........................     1,352.1       1,353.5    1,149.7
                                                         --------      --------   --------
Total capitalization.................................    $3,570.2      $3,813.3   $2,959.7
                                                         --------      --------   --------

---------------
(a) EBITDA is defined as operating income before depreciation and amortization (excludes other income and income taxes). EBITDA is not a measure of performance under GAAP. While EBITDA should not be considered as a substitute for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with GAAP, or as a measure of profitability or liquidity, management understands that EBITDA is customarily used as a measure in evaluating companies.

                     COLUMBIA ENERGY GROUP AND SUBSIDIARIES

                                                      TWELVE MONTHS
                                                          ENDED            YEAR ENDED DECEMBER 31,
                                                      SEPTEMBER 30,    --------------------------------
                                                          2000           1999        1998        1997
                                                      -------------    --------    --------    --------
                                                                       ($ IN MILLIONS)
INCOME STATEMENT DATA
Operating revenues..................................    $2,636.4       $2,833.4    $2,563.1    $2,950.1
Operating income....................................    $  706.0       $  695.2    $  590.6    $  514.4
Net income from continuing operations...............    $  416.9       $  387.8    $  308.9    $  276.3
CASH FLOW INFORMATION
EBITDA(a)...........................................    $  887.6       $  897.9    $  816.9    $  730.7
Cash interest, net of amounts capitalized...........    $  162.3       $  148.6    $  147.0    $  144.5
Capital expenditures................................    $  483.6       $  447.6    $  434.7    $  410.2
Cash flow from operations...........................    $  872.3       $  536.7    $  686.1    $  486.8

                                                                              AS OF
                                                           AS OF          DECEMBER 31,
                                                       SEPTEMBER 30,   -------------------
                                                           2000          1999       1998
                                                       -------------   --------   --------
                                                                 ($ IN MILLIONS)
BALANCE SHEET DATA
Total assets.........................................    $7,100.5      $7,037.3   $6,495.2
Short-term debt......................................        54.1         465.5      144.7
Capitalization:
  Long-term debt.....................................     1,639.2       1,639.3    2,002.8
  Common stock equity................................     2,034.3       2,064.0    2,005.3
                                                         --------      --------   --------
Total capitalization.................................    $3,673.5      $3,703.3   $4,008.1
                                                         --------      --------   --------

---------------
(a) EBITDA is defined as operating income before depreciation and amortization (excludes other income and income taxes). EBITDA is not a measure of performance under GAAP. While EBITDA should not be considered as a substitute for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with GAAP, or as a measure of profitability or liquidity, management understands that EBITDA is customarily used as a measure in evaluating companies.

                     SELECTED UNAUDITED PRO FORMA COMBINED
                             FINANCIAL INFORMATION

     We present below selected unaudited pro forma combined financial information for NiSource and Columbia. The pro forma income statement data and cash flow information give effect to the acquisition of Columbia as if it had occurred at the beginning of the periods presented. The pro forma balance sheet data give effect to the acquisition as if it occurred on September 30, 2000 and also reflect the divestitures of Columbia's electric generation businesses, which were announced after September 30, 2000. This information does not purport to represent what the results of operations of NiSource would actually have been had the merger occurred at October 1, 1999 or January 1, 1999 or to project NiSource's results of operations for any future period or date. The data set forth below should be read together with the pro forma financial statements of NiSource and the separate historical financial statements and notes of NiSource Inc. (incorporated in Indiana) and Columbia incorporated by reference into this document. See "Where You Can Find More Information" in the accompanying prospectus.

                                                                TWELVE MONTHS
                                                                    ENDED          YEAR ENDED
                                                                SEPTEMBER 30,     DECEMBER 31,
                                                                     2000             1999
                                                                --------------    ------------
                                                                       ($ IN MILLIONS)
INCOME STATEMENT DATA
Operating revenues..........................................      $ 6,500.8         $5,945.5
Operating income............................................      $ 1,104.3         $1,057.3
Net income from continuing operations.......................      $   323.2         $  261.9

CASH FLOW INFORMATION
EBITDA(a)...................................................      $ 1,721.5         $1,670.1
Cash interest, net of amounts capitalized...................      $   660.4         $  616.4
Capital expenditures........................................      $   796.7         $  815.9
Cash flow from operations...................................      $ 1,012.4         $  802.9

                                                                     AS OF
                                                                 SEPTEMBER 30,
                                                                     2000
                                                                 -------------
                                                                ($ IN MILLIONS)
BALANCE SHEET DATA
Total assets................................................       $17,844.3
Short-term debt.............................................       $ 2,403.3
Capitalization:
  Long-term debt............................................       $ 5,871.1
  SAILS.....................................................           106.1
  Company-obligated mandatorily redeemable preferred
     securities of subsidiary trust (PIES)..................           345.0
  Preferred stocks of subsidiaries..........................           135.8
  Common stockholders' equity...............................         3,114.2
                                                                   ---------
Total capitalization........................................       $ 9,572.2
                                                                   =========

---------------
(a) EBITDA is defined as operating income before depreciation and amortization (excludes other income and income taxes). EBITDA is not a measure of performance under GAAP. While EBITDA should not be considered as a substitute for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with GAAP, or as a measure of profitability or liquidity, management understands that EBITDA is customarily used as a measure in evaluating companies.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting agreement dated November 30, 2000, we have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives, the following respective numbers of shares of common stock:

                                                                  NUMBER
UNDERWRITER                                                     OF SHARES
-----------                                                     ----------
Credit Suisse First Boston Corporation......................     7,370,940
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................     1,965,060
Robert W. Baird & Co. Incorporated..........................       166,000
A.G. Edwards & Sons, Inc....................................       166,000
Edward D. Jones & Co., L.P. ................................       166,000
Stifel, Nicolaus & Company, Incorporated....................       166,000
                                                                ----------
     Total..................................................    10,000,000
                                                                ==========

     The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

     We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 1,500,000 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

     The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a concession of $0.49 per share. The underwriters and selling group members may allow a discount of $0.10 per share on sales to other broker/dealers. After the initial public offering, the public offering price and concession and discount to broker/dealers may be changed by the representatives.

     The following table summarizes the compensation and estimated expenses we will pay.

                                                 PER SHARE                             TOTAL
                                      --------------------------------    --------------------------------
                                         WITHOUT             WITH            WITHOUT             WITH
                                      OVER-ALLOTMENT    OVER-ALLOTMENT    OVER-ALLOTMENT    OVER-ALLOTMENT
                                      --------------    --------------    --------------    --------------
Underwriting Discounts and
  Commissions paid by us............      $0.82             $0.82           $8,200,000        $9,430,000
Expenses payable by us..............      $0.007            $0.006          $   65,000        $   65,000

     We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus supplement, except issuances pursuant to the exercise of employee stock options outstanding on the date hereof.

     We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.

     We will apply to list the shares on The New York Stock Exchange.

     In the ordinary course of business, certain of the underwriters and their affiliates have provided financial advisory, investment banking and general financing and banking services for us and our affiliates for customary fees. Credit Suisse First Boston Corporation was the representative of the initial purchasers in a private placement of $2.5 billion of senior notes of NiSource Finance Corp. in November 2000 and was our financial advisor in the acquisition of Columbia Energy Group. Credit Suisse First Boston, a Swiss bank and an affiliate of Credit Suisse First Boston Corporation, is the administrative agent, co-syndication agent and a lender under our $6 billion 364-day credit agreement. Credit Suisse First Boston is also a co-lender on two $200 million 364-day credit agreements with each of Northern Indiana Public Service Company and NiSource Capital Markets. Affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated have participated in the financing of unregulated power projects developed through our subsidiary, Primary Energy, Inc.

     In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     - Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares which they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

     - Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

     - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of our common stock. As a result the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

     A prospectus and prospectus supplement in electronic format may be made available on the websites maintained by one or more of the underwriters participating in this offering. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations. Credit Suisse First Boston Corporation may effect an on-line distribution through its affiliate, DLJdirect, Inc., an on-line broker dealer, as a selling group member.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

REPRESENTATIONS OF PURCHASERS

     By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that

     - the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

     - where required by law, that the purchaser is purchasing as principal and not as agent, and

     - the purchaser has reviewed the text above under "Resale Restrictions."

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that the purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by the purchaser pursuant to this offering. The report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one report must be filed for common stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

     The validity of the securities offered hereby will be passed upon for us by Schiff Hardin & Waite, Chicago, Illinois. Peter V. Fazio, Jr., a partner of the firm who also serves as general counsel of NiSource, holds approximately 11,400 shares of NiSource common stock. The underwriters have been represented by Dewey Ballantine LLP, New York, New York.

                                    EXPERTS

     The financial statements incorporated by reference in this document have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

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
                            GAS              EXPLORATION                             GROWTH
                        TRANSMISSION             AND             ELECTRIC         PRODUCTS AND
GAS DISTRIBUTION        AND STORAGE          PRODUCTION         OPERATIONS          SERVICES

o 3.2 million        o 16,500 miles of   o Based primarily   o 426,000            o Primary Energy
  customers in         pipeline in 16      in Appalachia       customers in         (co-generation)
  nine states          states              and Canada          N. Indiana

o 51,700 miles of    o 670 Bcf of        o Proved gas        o 3,382 MW of        o Distributed
  distribution         underground gas     reserves of 966     coal and gas-        generation
  pipeline             storage             Bcfe                fired generation
                                                                                  o Energy USA-
                                                                                    TPC (energy
                                                                                    marketing)


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